 Exhibit 99.1

LIVEREEL ENTERS INTO DEBT CONVERSION AGREEMENT

TORONTO, ONTARIO, October 24, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) announced today that the Company has entered into a debt conversion agreement (the “Conversion Agreement”), dated October 19, 2017, with a creditor (the “Creditor”) to settle a total of $384,055.50 of indebtedness owing to the Creditor.

Pursuant to the Conversion Agreement, the Creditor agreed to accept a total of 7,681,110 common shares of the Company at a price of $0.05 per share as full and complete repayment of all amounts owing to the Creditor by LiveReel. The Company issued such common shares on October 19, 2017.

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities in the processing and production vertical of the cannabis sector.

Contact:
Taz M. Turner, Jr.
Interim CEO
(917) 843-2169

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